

To the Holders of:
Treasury Index LinkEd Securities (TILESSM)
Series 2005-1

UNITS CUSIP NO. 89465F206

Distribution Date July 18, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the final Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the final Distribution Date allocable to principal and interest, is as set forth below:

Beginning Principal Amount	Principal Payment	Principal Loss	Ending Principal Amount	10-Year CMT Rate	Fixed Rate Spread	Total Rate	Day Count	Interest Amount Due	Total Distribution
$12,050,000.00	$5,541,169.23	$6,508,830.77	$0.00	1.87%	0.35%	2.22%	30/360	$124,094.92	$5,665,264.15

Additional Information	
Swap Settlement Amount to Swap Counterparty	$6,700,000.00
Available Funds for Distribution	$5,665,264.15

Underlying Security: JP MORGAN CHASE CAP 5.850% 8/01/35	
Call Payment Date	7/12/2012
Cusip	46627VAA5
Principal Balance prior to Call	$12,050,000
Annual Coupon Rate (Fixed)	5.85000%
Call Payment Received	$12,365,264.15

	Original Ratings		Current Ratings	
CUSIP	Moody's	S & P	Moody's	S & P
Units	N/A	A-	N/A	WD
Underlying Security	A1 (Watch Neg)	A-	WD	WD

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.